SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number: 001-35223
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BioLineRx Ltd.
(Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On November 20, 2023, the Registrant issued a press release announcing its financial results for the three and nine months ended September 30, 2023. The Registrant is also publishing its unaudited interim consolidated financial statements, as well as its operating and financial review, as of September 30, 2023 and for the three and nine months then ended. Attached hereto are the following exhibits:

Exhibit 1: Registrant’s press release dated November 20, 2023;

Exhibit 2: Registrant’s condensed consolidated interim financial statements as of September 30, 2023 and for the three and nine months then ended; and

Exhibit 3: Registrant’s operating and financial review as of September 30, 2023 and for the three and nine months then ended.

This Form 6-K, the text under the heading “Third Quarter 2023 Financial Results” in Exhibit 1, Exhibit 2 and Exhibit 3 are hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: November 20, 2023